FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS ON OIL

AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 Standards of

Disclosure for Oil and Gas Activities ("NI 51-101").

1.  Terms  to  which  a  meaning  is  ascribed  in  NI  51-101  have  the  same  meaning  in  this form.1

2. The report referred to in item 3 of section 2.1 of NI 51-101 must in all material respects be as follows:

Report of Management and Directors on Reserves Data and Other

Information

Management  of  RTN  Stealth  Software  Inc.  (the  "Company")  are  responsible  for  the preparation  and  disclosure  of  information  with  respect  to  the  Company’s  oil  and  gas

activities   in   accordance   with   securities   regulatory   requirements.   This   information

includes  reserves  data,  which  are  estimates  of  proved  reserves  and  probable  reserves  and related  future  net  revenue  as  at  December  31,  2009  estimated  using  forecast  prices  and costs.

The  board  of  directors  of  the  Company  has  reviewed  the  assets,  data  and  position  of  the

Company  as  of  December  31,  2009  and  has  determined  that,  as  of  the  last  day  of  the

Company’s most recently completed financial year, the Company had no reserves.

An   independent   qualified   reserves   evaluator   has   not   been   retained   to   evaluate   the

Company’s  reserves  data  as  the  Company  has  no  reserves  as  of  the  last  day  of  the

Company’s  most  recently  completed  financial  year  and  no  report  of  an  independent qualified  reserves  evaluator  will  be  disclosed  by  the  Company  for  the  period  from

December 31, 2008 to December 31, 2009.

1  For the convenience of readers, CSA Staff Notice 51-324 Glossary to NI 51-101 Standards of Disclosure for Oil and

Gas Activities sets out the meanings of terms that are printed in italics in sections 1 and 2 of this Form or in NI 51-101,

Form 51-101F1, Form 51-101F2 or Companion Policy 51-101CP.

The  board  of  directors  has  reviewed  the  Company’s  procedures  for  assembling  and reporting  other  information  associated  with  oil  and  gas  activities  and  has  reviewed  that information with management of the Company.

The board of directors has approved:

(a)   the   content   and   filing   with   securities   regulatory   authorities   of   Form   51-101F1

containing information detailing the Company’s oil and gas activities;

(b)  the  Company  not  filing  form  51-101F2,  which  is  the  report  of  the  independent qualified reserves evaluator on reserves data because the Company has no reserves; and

(c) the content and filing of this report.

Because  reserves  data  are  based  on  judgments  regarding  future  events,  actual  results  will vary  and  the  variations  may  be  material.  However,  any  variations  should  be  consistent with  the  fact  that  reserves  are  categorized  according  to  the  probability  of  their  recovery.

Therefore, based on information available at December 31, 2009 board of directors of the

Company has determined that the Company had no reserves at that time.

“Lucky Janda”

Lucky Janda

President & Chief Executive Officer

“Nikolas Perrault”

Nikolas Perrault

Director

“Donald Ziraldo”

Donald Ziraldo

Director

“Sandeep Poonia”

Sandeep Poonia

Director

April 30, 2010